

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2022

Scott M. Haralson
Chief Financial Officer
Spirit Airlines, Inc.
2800 Executive Way
Miramar, FL 33025

> **Re: Spirit Airlines, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 10, 2021**
> **Form 8-K filed October 27, 2021**
> **File No. 001-35186**

Dear Mr. Haralson:

We have reviewed your December 10, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2021 letter.

Response Letter Dated December 10, 2021

Form 8-K filed October 27, 2021
Exhibit 99.1
Non-GAAP Financial Measures, page 10

1. We note your response to our prior comment 1. It appears your non-GAAP financial measures that include adjustments for lease return costs should be revised as these appear to be cash operating expenses.

You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation